ANDEANSUN CORP

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	42,046.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amazon Carried Balances	-29,183.82
Inventory:Inventory In Transit	4,665.71
Inventory:Inventory US	-147,066.62
Payroll Refunds	0.00
AMEX Master:CC (31000)	18,424.66
AMEX Master:CC (41001)	22,378.15
AMEX Master:CC (42004)	-14.95
AMEX Master:CC (61002)	0.00
AMEX Master:CC (91006)	6,429.63
AMEX Master:CC (91009)	-53.39
BOA CC Master:CC (2372) (deleted)	-9,589.74
BOA CC Master:CC (4612)	7,588.60
BOA CC Master:CC (4772)	13,274.50
BOA CC Master:CC (5019)	-1,307.00
BOA CC Master:CC (8628)	9,596.55
Cap 1 CC Master:CC (3235)	180.20
Cap 1 CC Master:CC (3970)	-10,739.92
Cap 1 CC Master:CC (6320)	76.99
CHASE CC Master:CC (3212)	1,527.72
CHASE CC Master:CC (5607)	0.00
CHASE CC Master:CC (5856)	19,050.00
CHASE CC Master:CC (6781)	31,500.80
CHASE CC Master:CC (9127)	12,151.66
Citibank Master:CC (6275)	7,764.50
Citibank Master:CC (7465)	13,529.30
Citibank Master:CC (7661)	17,936.94
Citibank Master:CC (9172)	-9,250.35
M&T CC Master:CC (0105)	24,632.52
M&T CC Master:CC (9766)	30,676.64
PNC CC Master:CC (1426)	-1,423.74
PNC CC Master:CC (4619)	2,794.44
PNC CC Master:CC (9691)	-2,029.51
USBank Master:CC (2589)	5,407.24
USBank Master:CC (5291)	54.76
USBank Master:CC (8020)	-1,412.33
USBank Master:CC (9155)	-708.64
WF CC Master:CC (8744)	-13,313.00
Payroll Liabilities:Federal Taxes (941/944)	-514.36
Payroll Liabilities:Federal Unemployment (940)	-29.12
Payroll Liabilities:FL Unemployment Tax	-5.45
Sales Tax Payable	-0.80

	TOTAL
Sales Tax Payable:Florida Department of Revenue Payable:DO NOT USE - OLD Sales Tax Payable (deleted)	0.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,999.57**
Net cash provided by operating activities	**$65,046.34**
INVESTING ACTIVITIES	
Accumulated Depreciation	-18,315.00
Fixed Assets:Computer Equipment	15,365.17
Fixed Assets:Furniture and Equipment	11,262.17
Fixed Assets:Leasehold Improvements:A/C Equipment	0.00
Deposits:Rent Deposit	1,177.00
Deposits:Security Deposits	-3,657.50
Net cash provided by investing activities	**$5,831.84**
FINANCING ACTIVITIES	
Loans & Notes Payable:Amex Loan #2600 (deleted)	-15,568.34
Loans & Notes Payable:Amex Loan (81600) (deleted)	25,552.80
Loans & Notes Payable:AMZ Lending:AMZ Lending #123881465 (deleted)	-6,913.38
Loans & Notes Payable:Discover Loans:Discover - LOAN 0699	-4,556.00
Loans & Notes Payable:Discover Loans:Discover - LOAN 7521	-3,985.82
Loans & Notes Payable:FC Marketplace LLC (deleted)	-31,436.75
Loans & Notes Payable:Lending Club Loan # 97255398 (deleted)	-14,460.73
Loans & Notes Payable:Marcus Loans:Marcus By GS Loan	-1,445.54
Loans & Notes Payable:PayPal Loans:PayPal Loan # 7 (2018)	-110,795.56
Loans & Notes Payable:PenFed Loans:PENFED - LOAN 7707	-4,653.06
Loans & Notes Payable:SBA Loan:SBA Loan - Cadence	170,325.20
Loans & Notes Payable:SBA Loan:SBA LOC -8003 - Chase (deleted)	-2,283.97
Loans & Notes Payable:SBA Loan:SBA LOC -8004 - Chase	-7,182.88
Loans & Notes Payable:Swift Financial Loan #3 (A00335094) (deleted)	49,704.13
Loans & Notes Payable:Swift Financial Loan (deleted)	-24,491.09
Retained Earnings	-25,881.86
Shareholder Distributions	-7,290.28
Shareholder Distributions:Owner Draw	-41,267.22
Net cash provided by financing activities	**$ -56,630.35**
NET CASH INCREASE FOR PERIOD	**$14,247.83**
Cash at beginning of period	62,573.77
CASH AT END OF PERIOD	**$76,821.60**